SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.
(Name of Subject Company)

TALL BRIDGE, INC.
SHIONOGI & CO., LTD.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

808627103
(Cusip Number of Class of Securities)

Isao Teshirogi
Shionogi & Co., Ltd.
1-8 Doshomachi 3-chome
Chuo-ku, Osaka, 541-0045, Japan
Telephone: +81 6 6202-2161

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Theodore A. Paradise
Michael Davis
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
1,039,268,304	40,843.25

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $31.00 cash per share (i) all 32,356,389 outstanding shares of common stock of Sciele Pharma, Inc., (ii) all outstanding options with respect to 829,289 shares of common stock of Sciele Pharma, Inc. net of the weighted average exercise price of $17.50 per share option and (iii) all 807,253 shares of common stock of Sciele Pharma, Inc. subject to outstanding restricted share units, in each case as of September 4, 2008, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1  through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Tall Bridge, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shionogi & Co., Ltd., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Shionogi”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Sciele Pharma, Inc., a Delaware corporation (“Sciele”), at $31.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.		Description

(a	)(1)	Offer to Purchase dated September 8, 2008.
(a	)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a	)(3)	Form of Notice of Guaranteed Delivery.
(a	)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a	)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a	)(6)	Summary Advertisement as published on September 8, 2008 in The Wall Street Journal.
(b	)	Commitment Letter and term sheet dated as of September 1, 2008 between Goldman Sachs Japan Co., Ltd. and Shionogi & Co., Ltd.
(c	)	Not applicable.
(d	)(1)	Agreement and Plan of Merger dated as of September 1, 2008 among Shionogi & Co., Ltd., Tall Bridge, Inc. and Sciele Pharma, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(2)	Form of Tender and Voting Agreement dated as of September 1, 2008 between Shionogi & Co., Ltd. and each of Patrick Fourteau, Edward Schutter, Darrell Borne, Leslie Zacks, Larry Dillaha, Joseph Ciaffoni, Jerry Ellis, Jerry Griffin, Pierre Lapalme, William Robinson, Jon Saxe, and Patrick Zenner. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(3)	Confidentiality and Standstill Agreement dated as of May 29, 2008 between Sciele Pharma, Inc. and Shionogi & Co., Ltd.
(d	)(4)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Patrick Fourteau (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(5)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Edward Schutter (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(6)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Darrell Borne (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).

Exhibit No.		Description

(d	)(7)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Leslie Zacks (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(8)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Larry Dillaha (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(9)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Joseph Ciaffoni (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(e	)	Not applicable.
(f	)	Not applicable.
(g	)	Not applicable.
(h	)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

TALL BRIDGE, INC.

By:	/s/ Shinya Matsuzawa
Name:     Shinya Matsuzawa

Title:	Secretary & Director

SHIONOGI & CO., LTD.

By:	/s/ Isao Teshirogi
Name:     Isao Teshirogi

Title:	President & Representative Director

Date: September 8, 2008

EXHIBIT INDEX

Exhibit No.		Description

(a	)(1)	Offer to Purchase dated September 8, 2008.
(a	)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a	)(3)	Form of Notice of Guaranteed Delivery.
(a	)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a	)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a	)(6)	Summary Advertisement as published on September 8, 2008 in The Wall Street Journal.
(b	)	Commitment Letter and term sheet dated as of September 1, 2008 between Goldman Sachs Japan Co., Ltd. and Shionogi & Co., Ltd.
(d	)(1)	Agreement and Plan of Merger dated as of September 1, 2008 among Shionogi & Co., Ltd., Tall Bridge, Inc. and Sciele Pharma, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(2)	Form of Tender and Voting Agreement dated as of September 1, 2008 between Shionogi & Co., Ltd. and each of Patrick Fourtcau, Edward Schutter, Darrell Borne, Leslie Zacks, Larry Diallaha, Joseph Ciaffoni, Jerry Ellis, Jerry Griffin, Pierre Lapalme, William Robinson, Jon Saxe, and Patrick Zenner. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(3)	Confidentiality and Standstill Agreement dated as of May 29, 2008 between Sciele Pharma, Inc. and Shionogi & Co., Ltd.
(d	)(4)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Patrick Fourteau (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(5)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Edward Schutter (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(6)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Darrell Borne (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(7)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Leslie Zacks (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(8)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Larry Dillaha (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).
(d	)(9)	Amended and Restated Employment Agreement dated as of September 1, 2008 between Sciele and Joseph Ciaffoni (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Sciele with the SEC on September 3, 2008).

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